UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

October 26, 2017

Barclays PLC and
Barclays Bank PLC
(Names of Registrants)

1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports
Under cover of Form 20-F or Form 40-F.

Form 20-F x           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays
Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX

3rd 2017 Quarter Results dated 26 October 2017

 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS PLC
(Registrant)

Date: October 26, 2017

By: /s/ Garth Wright
----------------------
Garth Wright
Assistant Secretary

BARCLAYS BANK PLC
(Registrant)

Date: October 26, 2017

By: /s/ Garth Wright
----------------------
Garth Wright
Assistant Secretary

Barclays PLC

Q3 2017 Results Announcement

30 September 2017

Performance Highlights

Transatlantic Consumer and Wholesale Bank with Global Reach

Improved Group profit before tax, reduced cost: income ratio and strong CET1 ratio accretion in the nine months ended 30 September 2017
Key strategic milestones achieved with the closure of Non-Core and sell down in Africa

● Returns:
● Group Return on Tangible Equity (RoTE) of (1.4%) for Q317 YTD (Q316 YTD: 4.4%)
● Group RoTE was 7.1% excluding a loss on the sale of 33.7% of Barclays Africa Group Limited's (BAGL) issued share capital of £1.4bn, an impairment of Barclays' holding in BAGL of £1.1bn and charges for Payment Protection Insurance (PPI) of £700m
● Targeting Group RoTE, excluding litigation and conduct, above 10% in 2020 and above 9% in 2019, based on a Group Common Equity Tier 1 (CET1) ratio of c.13%

● Cost efficiency:
● Group cost: income ratio of 69% (Q316 YTD: 73%), included charges for PPI of £700m (Q316 YTD: £1,000m)
● Guidance for Group operating expenses, excluding litigation and conduct, of £14.2bn-£14.3bn in 2017 and £13.6bn-£13.9bn in 2019

● Common Equity Tier 1 ratio:
● CET1 ratio was 13.1% (December 2016: 12.4%), within the end-state target range, driven by organic capital generation from continuing operations and the benefit of the proportional consolidation of BAGL, partially offset by adverse movements in reserves

●
Group profit before tax increased 19% to £3,448m driven by a £932m reduction in operating expenses, primarily reflecting lower litigation and conduct and Non-Core costs. Income reduced £405m due to the non-recurrence of the £615m gain on disposal of Barclays' share of Visa Europe Limited in 2016

-
Barclays UK RoTE of 9.4% (Q316 YTD: 6.9%), with a 12% increase in profit before tax to £1,295m driven by reduced impairment and a lower cost: income ratio of 66% (Q316 YTD: 67%), including lower charges for PPI of £700m (Q316 YTD: £1,000m). Net interest income remained in line at £4,546m (Q316 YTD: £4,546m)

-
Barclays International RoTE of 10.0% (Q316 YTD: 12.9%) on profit before tax of £3,269m (Q316 YTD: £3,838m). Income decreased 3%, with an increase in Consumer, Cards and Payments more than offset by a decrease in the Corporate and Investment Bank (CIB), largely as a result of weak market conditions in Q317, while operating expenses increased 4% and credit impairment increased 21%

●
Group attributable loss of £628m (Q316 YTD: profit of £1,524m) included a loss after tax in respect of the discontinued operation of £2,195m reflecting an impairment of Barclays' holding in BAGL of £1,090m and a loss on the sale of 33.7% of BAGL's issued share capital of £1,435m, primarily due to recycling of currency translation reserve losses to the income statement

●
Group basic loss per share of 3.0p (Q316 YTD: earnings per share of 9.6p). Excluding the loss on the sale of 33.7% of BAGL's issued share capital, the impairment of Barclays' holding in BAGL and charges for PPI of £700m, earnings per share was 15.5p

●	Tangible net asset value per share decreased to 281p (December 2016: 290p) as profit from continuing operations was offset by decreases across reserves

James E Staley, Group Chief Executive Officer, said:

"The third quarter of 2017 was particularly significant for Barclays as it was the first for many years in which we have not been in some state of restructuring.

Having closed the Non-Core unit, and sold our controlling interest in Barclays Africa in June, we now have the end state Transatlantic Consumer and Wholesale Bank - in Barclays UK and Barclays International - which we set out to build in March of 2016.

With Returns on Tangible Equity of 9.4% and 10.0% respectively, both Barclays UK and Barclays International have contributed to a Group profit before tax for the first nine months of the year which is up 19% to £3,448m. The Group's RoTE, excluding the impact of the sale of our stake in Barclays Africa Group, as well as charges taken for Payment Protection Insurance earlier in the year, was 7.1%.

The third quarter was clearly a difficult one for our Markets business within BI. A lack of volume and volatility in FICC hit Markets revenues hard across the industry, and we were no exception to this trend. We did however see an improvement in profitability in BUK, and a good underlying return from our Consumer, Cards and Payments business, which partially offset the under-performance in Markets.

The completion of our restructuring, and the strength of our capital base today - with our CET1 ratio standing at 13.3% pro forma after BAGL regulatory deconsolidation - means we can now turn our full attention towards what matters most to our shareholders: improving Group returns.

We now have high confidence in our capacity to assert when Barclays will start to deliver the economic performance which we know this Group is capable of, and therefore today we are announcing new targets for 2019 and 2020 for Barclays.

First, we have set a target of achieving a Group RoTE of greater than 9% in 2019.

Second, we have stated that we will improve that Group RoTE again in 2020, to be greater than 10%.

Third, we have set a firm target range for costs in 2019 to be between 13.6 and 13.9 billion pounds, excluding litigation and conduct charges, and depending on proactive investment choices we make in that year.

The returns targets are based on an assumption of running the business within our end state capital range of around 13% CET1.

Our experience over the past couple of years, and the multiple opportunities for revenue growth within our diversified Group, confirms for us that these targets are attainable. We have strong plans in place to achieve them, including self-funded investment to realise further efficiencies and to grow revenue.

Whilst working to put our remaining conduct issues behind us, we remain focused as a management team on being in a position to distribute the returns that these plans will generate, on a sustainable basis, to shareholders. Accordingly, at the full year results announcement early next year we will provide an updated capital management policy for the Group."

James E Staley
Group Chief Executive Officer

Barclays Group results
for the nine months ended	30.09.17	30.09.16
	£m	£m	% Change
Total income	16,054	16,459	(2)
Credit impairment charges and other provisions	(1,763)	(1,720)	(3)
Net operating income	14,291	14,739	(3)
Operating expenses excluding litigation and conduct	(10,263)	(10,753)	5
Litigation and conduct	(824)	(1,266)	35
Operating expenses	(11,087)	(12,019)	8
Other net income	244	180	36
Profit before tax	3,448	2,900	19
Tax charge	(1,102)	(1,043)	(6)
Profit after tax in respect of continuing operations	2,346	1,857	26
(Loss)/profit after tax in respect of discontinued operation	(2,195)	520
Non-controlling interests in respect of continuing operations	(181)	(255)	29
Non-controlling interests in respect of discontinued operation	(140)	(280)	50
Other equity holders1	(458)	(318)	(44)
Attributable (loss)/profit	(628)	1,524

Performance measures
Return on average tangible shareholders' equity1	(1.4%)	4.4%
Average tangible shareholders' equity (£bn)	49	49
Cost: income ratio	69%	73%
Loan loss rate (bps)	55	48

Basic (loss)/earnings per share1	(3.0p)	9.6p
Basic earnings per share in respect of continuing operations1	10.8p	8.1p
Dividend per share	1.0p	1.0p

	As at	As at	As at
Balance sheet and capital management	30.09.17	30.06.17	31.12.16
Tangible net asset value per share	281p	284p	290p
Common equity tier 1 ratio	13.1%	13.1%	12.4%
Common equity tier 1 capital (£bn)	42.3	42.8	45.2
Risk weighted assets (£bn)	324	327	366
UK leverage ratio (quarterly month end average)2	4.9%	4.8%	4.5%
Fully loaded tier 1 capital (quarterly month end average)2 (£bn)	51.2	52.1	51.6
UK leverage exposure (quarterly month end average)2 (£bn)	1,035	1,092	1,137

Funding and liquidity
Group liquidity pool (£bn)	216	201	165
CRD IV liquidity coverage ratio	157%	149%	131%
Loan: deposit ratio3	82%	85%	89%

1
The profit after tax attributable to other equity holders of £458m (Q316 YTD: £318m) is offset by a tax credit recorded in reserves of £125m (Q316 YTD: £89m). The net amount of £333m (Q316 YTD: £229m), along with non-controlling interests (NCI) is deducted from profit after tax in order to calculate earnings per share and return on average tangible shareholders' equity.

2
The UK leverage ratio uses capital and exposure measures based on the average of the last day of each month in the quarter; additionally the average exposure measure excludes qualifying central bank claims.

3
Loan: deposit ratio excludes Head Office and investment banking balances other than interest earning lending. Comparatives have been restated to include interest earning lending balances within the investment banking business.

Group Finance Director's Review

Performance in the nine months ended 30 September 2017 was encouraging, with increased profit before tax, a reduced cost: income ratio and strong capital progression. Significant progress was made on strategic objectives with the closure of Non-Core and the sale of a stake in, and consequent accounting deconsolidation of, BAGL. Given the closure of Non-Core on 1 July 2017, Group results for the nine months ended 30 September 2017 include a Non-Core loss before tax for the six months ended 30 June 2017 of £647m, with residual Non-Core assets and liabilities reintegrated into, and associated financial performance subsequently reported in, Barclays UK, Barclays International and Head Office. Focus on our core businesses provides a firm platform on which to build, as we progress towards delivering the Group's financial targets.

Group performance

●
Profit before tax increased 19% to £3,448m driven by an 8% reduction in operating expenses, partially offset by a 2% decrease in income. Group results for the nine months ended 30 September 2017 were impacted by the 8% appreciation of average USD and EUR against GBP compared to the prior year, which positively impacted income and adversely affected impairment and operating expenses

●
Total income decreased £405m to £16,054m, impacted by the non-recurrence of the £615m gain on disposal of Barclays' share of Visa Europe Limited in 2016. A 3% reduction in total income in both Barclays UK and Barclays International, and lower income in Head Office was partially offset by lower Non-Core negative income

●
Credit impairment charges increased £43m to £1,763m as lower impairment in Barclays UK was more than offset by increased impairment in Barclays International. Results included a charge of £168m in Q317 relating to deferred consideration from a Q117 asset sale in US Cards, and the non-recurrence of a £320m charge in 2016 following the management review of the UK and US cards portfolio impairment modelling. The Group loan loss rate increased 7bps to 55bps

●
Operating expenses decreased 8% to £11,087m reflecting lower Non-Core costs and a 5% reduction in Barclays UK, partially offset by a 4% increase in Barclays International. The Group's cost: income ratio of 69% (Q316 YTD: 73%) included charges for PPI of £700m (Q316 YTD: £1,000m)

●
Loss after tax in respect of the Africa Banking discontinued operation of £2,195m in H117 included a £1,090m impairment of Barclays' holding in BAGL and a £1,435m loss on the sale of 33.7% of BAGL's issued share capital, primarily due to recycling of currency translation reserve losses to the income statement on accounting deconsolidation

●
RoTE was (1.4%) (Q316 YTD: 4.4%) and basic loss per share was 3.0p (Q316 YTD: earnings per share of 9.6p). Excluding the impact of the loss on the sale of 33.7% of BAGL's issued share capital, the impairment of Barclays' holding in BAGL and charges for PPI, RoTE was 7.1% and earnings per share was 15.5p

Barclays UK

●	RoTE improved to 9.4% (Q316 YTD: 6.9%) with a 12% increase in profit before tax to £1,295m
●	Total income decreased 3% to £5,513m, of which £151m reflected the non-recurrence of the gain on disposal of Barclays' share of Visa Europe Limited in 2016
-
Personal Banking income decreased 5% to £2,803m due to the non-recurrence of the gain on disposal of Barclays' share of Visa Europe Limited and the impact of the UK base rate reduction in 2016, partially offset by deposit pricing initiatives and balance growth

	-	Barclaycard Consumer UK income increased 1% to £1,532m reflecting improved margins
-
Wealth, Entrepreneurs & Business Banking (WEBB) income decreased 3% to £1,178m due to the non-recurrence of the gain on disposal of Barclays' share of Visa Europe Limited, partially offset by deposit pricing initiatives and balance growth

-
Net interest income remained in line at £4,546m (Q316 YTD: £4,546m) due to deposit pricing initiatives and balance growth, offset by the impact of the UK base rate reduction in 2016. Net interest margin decreased 8bps to 3.55% reflecting the integration of the Education, Social Housing and Local Authority (ESHLA) portfolio from Non-Core in Q317

●
Credit impairment charges decreased 16% to £599m principally reflecting the non-recurrence of a £200m charge in 2016 following the management review of the cards portfolio impairment modelling, partially offset by higher charges in Personal Banking. Underlying delinquency trends improved with 30 day and 90 day arrears rates in UK cards of 1.8% (Q316: 2.0%) and 0.9% (Q316: 1.0%) respectively

●
Total operating expenses decreased 5% to £3,619m due to lower charges for PPI of £700m (Q316 YTD: £1,000m) and cost efficiencies, partially offset by the costs of setting up the ring-fenced bank and increased investment in cyber resilience and technology

●	Total assets increased to £230.4bn (December 2016: £209.6bn) reflecting the integration of the ESHLA portfolio of c.£18bn from Non-Core on 1 July 2017 and growth in mortgages

Barclays International

●
RoTE decreased to 10.0% (Q316 YTD: 12.9%) as profit before tax decreased 15% to £3,269m reflecting a 3% decrease in income and a 4% increase in total operating expenses. Consumer, Cards and Payments RoTE was 19.3% (Q316 YTD: 38.3%) and CIB RoTE was 8.4% (Q316 YTD: 8.7%). Results were impacted by the appreciation of average USD and EUR against GBP compared to the prior year, which positively impacted income and adversely affected impairment and operating expenses

●
Total income decreased 3% to £11,063m as CIB income reduced 5% to £7,626m, largely as a result of weak market conditions in Q317 and the non-recurrence of treasury gains in the prior year, while Consumer, Cards and Payments income increased 1% to £3,437m

-
Markets income decreased 14% to £3,535m reflecting a 27% reduction in Macro income to £1,314m, due to lower market volatility and the impact of exiting energy-related commodities, as well as an 8% reduction in Equities income to £1,267m driven by lower equity derivatives revenue, partially offset by improved performance in cash equities and equity financing. Continued momentum in Credit income resulted in a 3% increase to £954m

-
Banking income increased 4% to £4,052 driven by a 15% increase in Banking fees to £2,007m, due to higher debt underwriting, equity underwriting and advisory fees, with increased fee share in debt and equity underwriting. Corporate lending reduced 8% to £824m primarily due to lower balances and work-out gains. Transactional banking declined 3% to £1,221m as margin compression, due to the low base rate environment, and the non-recurrence of treasury gains in the prior year were partially offset by higher deposit balances

-
Consumer, Cards and Payments income increased 1% to £3,437m driven by continued business growth, a gain of £192m relating to an asset sale in US Cards and a valuation gain on Barclays' preference shares in Visa Inc. of £74m, partially offset by the non-recurrence of the £464m gain on the disposal of Barclays' share of Visa Europe Limited in 2016

●	Credit impairment charges increased 21% to £1,120m
	-	CIB impairment charges decreased 49% to £86m primarily due to the non-recurrence of oil and gas single name charges
-
Consumer, Cards and Payments credit impairment charges increased 36% to £1,034m due to a £168m charge in Q317 relating to deferred consideration from the Q117 asset sale in US Cards, an increase in underlying delinquency trends in US Cards and business growth. This was partially offset by the non-recurrence of a £120m charge in 2016 following the management review of the cards portfolio impairment modelling. 30 day and 90 day arrears rates within US Cards were broadly stable at 2.4% (Q316: 2.4%) and 1.2% (Q316: 1.1%) respectively, including a benefit from a change in portfolio mix following the Q117 asset sale

●	Operating expenses increased 4% to £6,907m
-
CIB operating expenses were in line at £5,358m (Q316 YTD: £5,337m) as the impact of the change in compensation awards introduced in Q416 and higher structural reform programme costs were offset by a reduction in restructuring charges and cost efficiencies

	-	Consumer, Cards and Payments operating expenses increased 17% to £1,549m reflecting continued business growth and investment, primarily within the US Cards and merchant acquiring businesses
●
Total assets increased to £867.1bn (December 2016: £648.5bn) driven by the integration of c.£200bn of assets, and c.£9bn of associated risk weighted assets (RWAs), from Non-Core on 1 July 2017, principally relating to derivatives. In addition, increases in financial assets designated at fair value and trading portfolio assets were partially offset by a reduction in derivative mark-to-market as a result of increased forward rates

Head Office

●	Loss before tax increased to £469m (Q316 YTD: £95m)
●
Income reduced £104m to £8m primarily reflecting lower net income from treasury operations, partially offset by the impact of the early adoption of the own credit provisions of IFRS 9. Own credit, which was previously recorded in the income statement (Q316 YTD: £80m expense), is now recognised within other comprehensive income

●	Total operating expenses of £277m (Q316 YTD: £176m) included costs in Q317 associated with reintegrated Non-Core assets and businesses
●	Other net expenses increased to £186m (Q316 YTD: £31m) driven by an expense of £180m on the recycling of the currency translation reserve to the income statement on the sale of Barclays Bank Egypt
●
Total assets reduced to £51.7bn (December 2016: £75.2bn) primarily due to the accounting deconsolidation of BAGL, which accounted for £65bn of total assets on deconsolidation from the Barclays Group. This was partially offset by an increase in the liquidity pool and the integration of Non-Core assets on 1 July 2017, of which c.£9bn related to Italian mortgages

Barclays Non-Core

●	Non-Core was closed on 1 July 2017, with the residual assets and liabilities reintegrated into Barclays UK, Barclays International and Head Office
●	Reflected in the Group's results for the nine months ended 30 September 2017 was a Non-Core loss before tax for the six months ended 30 June 2017 of £647m (Q316 YTD: £1,998m)

Group capital and leverage

●
The fully loaded CET1 ratio increased to 13.1% (December 2016: 12.4%) driven by organic capital generation and the benefit of the proportional consolidation of BAGL, partially offset by adverse movements in reserves. RWAs decreased £41.4bn to £324.3bn and CET1 capital decreased £2.9bn to £42.3bn

-
Profits relating to continuing operations were more than offset by decreases in other qualifying reserves as a result of the redemption of USD preference shares, the payment of pension deficit reduction contributions and dividends paid and foreseen

-
CET1 capital further decreased by £1.8bn as a result of BAGL minority interest no longer being included as a result of the proportional consolidation of BAGL following the sell down of the Barclays' holding. Losses in respect of the discontinued operation due to the impairment of Barclays' holding in BAGL allocated to goodwill and the recycling of the BAGL currency translation reserve losses to the income statement had no impact on CET1 capital

	-	The decrease in RWAs principally reflected the £28.5bn reduction as a result of the proportional consolidation of BAGL, as well as reductions in Non-Core
●
The average UK leverage ratio increased to 4.9% (December 2016: 4.5%) driven by a decrease in the average UK leverage exposure to £1,035bn (December 2016: £1,137bn) primarily as a result of the proportional consolidation of BAGL, offset by a decrease in the average fully loaded Tier 1 capital to £51.2bn (December 2016: £51.6bn)

●
Tangible net asset value per share decreased to 281p (December 2016: 290p) primarily due to profit after tax from continuing operations being more than offset by the reduction in the cash flow hedging reserve, dividends paid and the redemption of USD preference shares

Group funding and liquidity

●
The Group continued to maintain surpluses to its internal and regulatory requirements as at 30 September 2017. The liquidity pool increased to £216bn (December 2016: £165bn). The increase in the liquidity pool was driven by deposit growth, higher money market balances, drawdown from the Bank of England Term Funding Scheme and a net increase in the minimum requirement for own funds and eligible liabilities (MREL) issuance. The liquidity coverage ratio (LCR) increased to 157% (December 2016: 131%), equivalent to a surplus of £78bn (December 2016: £39bn) to 100%

●
Wholesale funding outstanding excluding repurchase agreements was £172bn (December 2016: £158bn). The Group balance sheet included £10bn equivalent of capital and term senior unsecured debt from Barclays PLC (HoldCo) issued and settled as at 30 September 2017 of which £4.7bn was in public senior unsecured debt, and £5.3bn in capital instruments. In the same period, £4.7bn of Barclays Bank PLC (OpCo) capital and senior public term instruments either matured or were redeemed, including the $1.375bn 7.1% Series 3 USD preference shares

Other matters

●
On 1 June 2017, Barclays sold 286 million ordinary shares of BAGL, representing 33.7% of BAGL's issued share capital. The sale resulted in the accounting deconsolidation of BAGL from the Barclays Group. Following the sale, BAGL is accounted for as an Available for Sale (AFS) asset in Barclays' financial statements and is no longer reported as a discontinued operation. The contribution of a further 1.5% of BAGL's ordinary shares to a Black Economic Empowerment scheme in Q317 resulted in Barclays accounting for 126 million ordinary shares in BAGL at 30 September 2017, representing 14.9% of BAGL's issued share capital. For regulatory reporting purposes, BAGL is treated on a proportional consolidated basis

●	Additional charges of £700m (Q316 YTD: £1,000m) relating to PPI were recognised in Q217. The remaining PPI provision as at 30 September 2017 was £1.9bn (December 2016: £2.0bn)
●
Barclays Bank PLC has reached an agreement in principle with the US Federal Energy Regulatory Commission's (Commission) Office of Enforcement, subject to approval by the Commission, to resolve the civil action brought by the Commission relating to the electricity markets in the Western US. The proposed settlement, fully provisioned as at Q317, is for a total of $105m, which is comprised of a civil penalty of $70m and a disgorgement amount of $35m

●	Certain other legal proceedings and investigations relating to legacy issues remain outstanding. Resolving outstanding legacy issues in an appropriate timeframe will continue to be a priority

IFRS 9 Financial Instruments1

●
IFRS 9 Financial Instruments is effective for periods beginning on or after 1 January 2018. Barclays' estimated IFRS 9 impact, based on the portfolio as at 30 September 2017, is a decrease in shareholders' equity of approximately £2.0bn post tax. This estimated reduction in shareholders' equity equates to a decrease in tangible net asset value of 10 to 12 pence per share

●
The Group's CET1 ratio will be impacted by IFRS 9 primarily from an increase in credit impairment provisions net of tax and any deduction of deferred tax assets arising from temporary differences being in excess of the regulatory allowable threshold. This is partially offset by a reduction in the regulatory expected loss over impairment deduction and reduced RWAs

●
Based on figures as at 30 September 2017, the expected CET1 impact without transitional arrangements would be an estimated reduction of approximately 40bps. Barclays expects to implement transitional arrangements for capital purposes, currently being finalised by European regulators, which would result in only a proportion of the estimated reduction impacting the CET1 ratio during 2018. The final impact of IFRS 9 is estimated to be approximately 20bps lower than the point in time impact as deferred tax assets are expected to fall below the allowable threshold over time

●	Barclays plans to publish transitional disclosures during the first quarter of 2018 describing the 1 January 2018 impact of adoption of IFRS 9

Outlook and financial targets

●	The Group is targeting a RoTE, excluding litigation and conduct, above 10% in 2020 and above 9% in 2019, based on a Group CET1 ratio of c.13%
●	Guidance for Group operating expenses, excluding litigation and conduct, is £14.2bn-£14.3bn in 2017 and £13.6bn-£13.9bn in 2019

Tushar Morzaria, Group Finance Director

1	Note:
-
The estimated decrease in shareholders' equity includes the impact of both balance sheet classification and measurement changes and the increase to credit impairment provisions compared to those applied at 30 September 2017 under IAS 39. The adoption of certain classification and measurement accounting changes remain subject to endorsement by the European Union.

	-	The assessment above is a point in time estimate and is not a forecast. The actual effect of the implementation of IFRS 9 on Barclays PLC could vary significantly from this estimate.
-
Barclays continues to refine models, methodologies and controls, and monitor developments in regulatory rule-making in advance of IFRS 9 adoption on 1 January 2018. All estimates are based on Barclays' current interpretation of the requirements of IFRS 9, reflecting industry guidance and discussions to date.

Results by Business

Barclays UK	Nine months ended	Nine months ended
	30.09.17	30.09.16
Income statement information	£m	£m	% Change
Net interest income	4,546	4,546	-
Net fee, commission and other income	967	1,143	(15)
Total income	5,513	5,689	(3)
Credit impairment charges and other provisions	(599)	(716)	16
Net operating income	4,914	4,973	(1)
Operating expenses excluding litigation and conduct	(2,913)	(2,803)	(4)
Litigation and conduct	(706)	(1,014)	30
Operating expenses	(3,619)	(3,817)	5
Other net expenses	-	(1)
Profit before tax	1,295	1,155	12
Attributable profit	608	445	37

	As at	As at	As at
	30.09.17	30.06.17	31.12.16
Balance sheet information	£bn	£bn	£bn
Loans and advances to customers at amortised cost	182.2	166.6	166.4
Total assets	230.4	203.4	209.6
Customer deposits	189.3	187.4	189.0
Loan: deposit ratio	96%	89%	88%
Risk weighted assets	70.0	66.1	67.5
Period end allocated tangible equity	9.5	8.6	8.5

	Nine months ended	Nine months ended
Performance measures	30.09.17	30.09.16
Return on average allocated tangible equity	9.4%	6.9%
Average allocated tangible equity (£bn)	9.0	9.0
Cost: income ratio	66%	67%
Loan loss rate (bps)	43	56
Net interest margin	3.55%	3.63%

Analysis of Barclays UK	Nine months ended	Nine months ended
	30.09.17	30.09.16
Analysis of total income	£m	£m	% Change
Personal Banking	2,803	2,957	(5)
Barclaycard Consumer UK	1,532	1,515	1
Wealth, Entrepreneurs & Business Banking	1,178	1,217	(3)
Total income	5,513	5,689	(3)

Analysis of credit impairment charges and other provisions
Personal Banking	(166)	(133)	(25)
Barclaycard Consumer UK	(417)	(565)	26
Wealth, Entrepreneurs & Business Banking	(16)	(18)	11
Total credit impairment charges and other provisions	(599)	(716)	16

	As at	As at	As at
	30.09.17	30.06.17	31.12.16
Analysis of loans and advances to customers at amortised cost	£bn	£bn	£bn
Personal Banking	138.4	136.5	135.0
Barclaycard Consumer UK	16.3	16.2	16.5
Wealth, Entrepreneurs & Business Banking1	27.5	13.9	14.9
Total loans and advances to customers at amortised cost	182.2	166.6	166.4

Analysis of customer deposits
Personal Banking	140.1	138.5	139.3
Barclaycard Consumer UK	-	-	-
Wealth, Entrepreneurs & Business Banking	49.2	48.9	49.7
Total customer deposits	189.3	187.4	189.0

1	Includes the integration of the ESHLA portfolio at amortised cost from Non-Core.

Barclays International	Nine months ended	Nine months ended
	30.09.17	30.09.16
Income statement information	£m	£m	% Change
Net interest income	3,320	3,466	(4)
Net trading income	3,036	3,449	(12)
Net fee, commission and other income	4,707	4,488	5
Total income	11,063	11,403	(3)
Credit impairment charges and other provisions	(1,120)	(929)	(21)
Net operating income	9,943	10,474	(5)
Operating expenses excluding litigation and conduct	(6,893)	(6,632)	(4)
Litigation and conduct	(14)	(31)	55
Operating expenses	(6,907)	(6,663)	(4)
Other net income	233	27
Profit before tax	3,269	3,838	(15)
Attributable profit	2,015	2,369	(15)

	As at	As at	As at
	30.09.17	30.06.17	31.12.16
Balance sheet information	£bn	£bn	£bn
Loans and advances to banks and customers at amortised cost1	220.7	204.8	211.3
Trading portfolio assets	91.2	83.3	73.2
Derivative financial instrument assets	242.8	108.4	156.2
Derivative financial instrument liabilities	242.9	116.8	160.6
Reverse repurchase agreements and other similar secured lending	15.5	17.2	13.4
Financial assets designated at fair value	103.7	94.1	62.3
Total assets	867.1	681.6	648.5
Customer deposits2	241.0	230.3	216.2
Loan: deposit ratio3	65%	69%	78%
Risk weighted assets	218.2	212.2	212.7
Period end allocated tangible equity	28.0	26.8	25.6

	Nine months ended	Nine months ended
Performance measures	30.09.17	30.09.16
Return on average allocated tangible equity	10.0%	12.9%
Average allocated tangible equity (£bn)	28.0	25.2
Cost: income ratio	62%	58%
Loan loss rate (bps)	67	52
Net interest margin	4.10%	4.01%

1
As at 30 September 2017 loans and advances included £190.5bn (June 2017: £183.9bn) of loans and advances to customers (including settlement balances of £28.0bn (June 2017: £31.6bn) and cash collateral of £38.2bn (June 2017: £26.9bn)), and £30.2bn (June 2017: £20.9bn) of loans and advances to banks (including settlement balances of £4.9bn (June 2017: £5.7bn) and cash collateral of £15.2bn (June 2017: £5.4bn)). Loans and advances to banks and customers in respect of Consumer, Cards and Payments were £39.0bn (June 2017: £38.5bn).

2	As at 30 September 2017 customer deposits included settlement balances of £29.1bn (June 2017: £29.4bn) and cash collateral of £25.9bn (June 2017: £16.2bn).
3
Loan: deposit ratio excludes investment banking balances other than interest earning lending. Comparatives have been restated to include interest earning lending balances within the investment banking business.

Analysis of Barclays International
Corporate and Investment Bank	Nine months ended	Nine months ended
	30.09.17	30.09.16
Income statement information	£m	£m	% Change
Analysis of total income
Credit	954	924	3
Equities	1,267	1,380	(8)
Macro	1,314	1,799	(27)
Markets	3,535	4,103	(14)
Banking fees	2,007	1,747	15
Corporate lending	824	892	(8)
Transactional banking	1,221	1,256	(3)
Banking	4,052	3,895	4
Other	39	4
Total income	7,626	8,002	(5)
Credit impairment charges and other provisions	(86)	(170)	49
Operating expenses	(5,358)	(5,337)	-
Other net income	126	-
Profit before tax	2,308	2,495	(7)

	As at	As at	As at
	30.09.17	30.06.17	31.12.16
Balance sheet information	£bn	£bn	£bn
Loans and advances to banks and customers at amortised cost	181.7	166.3	171.6
Customer deposits	182.7	173.0	166.2
Risk weighted assets	185.2	178.9	178.6

	Nine months ended	Nine months ended
Performance measures	30.09.17	30.09.16
Return on average allocated tangible equity	8.4%	8.7%
Average allocated tangible equity (£bn)	23.8	21.6

Consumer, Cards and Payments	Nine months ended	Nine months ended
	30.09.17	30.09.16
Income statement information	£m	£m	% Change
Total income	3,437	3,401	1
Credit impairment charges and other provisions	(1,034)	(759)	(36)
Total operating expenses	(1,549)	(1,326)	(17)
Other net income	107	27
Profit before tax	961	1,343	(28)

	As at	As at	As at
	30.09.17	30.06.17	31.12.16
Balance sheet information	£bn	£bn	£bn
Loans and advances to banks and customers at amortised cost	39.0	38.5	39.7
Customer deposits	58.3	57.3	50.0
Risk weighted assets	33.0	33.3	34.1

	Nine months ended	Nine months ended
Performance measures	30.09.17	30.09.16
Return on average allocated tangible equity	19.3%	38.3%
Average allocated tangible equity (£bn)	4.2	3.6

Head Office	Nine months ended	Nine months ended
	30.09.17	30.09.16
Income statement information	£m	£m	% Change
Net interest income	(181)	(212)	15
Net fee, commission and other income	189	324	(42)
Total income	8	112	(93)
Credit impairment charges and other provisions	(14)	-
Net operating (expenses)/income	(6)	112
Operating expenses excluding litigation and conduct	(201)	(150)	(34)
Litigation and conduct	(76)	(26)
Operating expenses	(277)	(176)	(57)
Other net expenses	(186)	(31)
Loss before tax	(469)	(95)
Attributable loss	(497)	(113)

	As at	As at	As at
	30.09.17	30.06.17	31.12.16
Balance sheet information	£bn	£bn	£bn
Total assets	51.7	17.3	75.2
Risk weighted assets1	36.1	26.2	53.3
Period end allocated tangible equity	10.4	9.0	9.7

	Nine months ended	Nine months ended
Performance measures	30.09.17	30.09.16
Average allocated tangible equity (£bn)	9.0	6.3

1	Includes Africa Banking RWAs of £8.6bn (June 2017: £9.8bn; December 2016 £42.3bn).

Quarterly Results Summary

Barclays Group
	Q317	Q217	Q117	Q416	Q316	Q216	Q116	Q415
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Net interest income	2,475	2,579	2,519	2,523	2,796	2,530	2,688	2,726
Net fee, commission and other income	2,698	2,479	3,304	2,469	2,650	3,442	2,353	1,722
Total income	5,173	5,058	5,823	4,992	5,446	5,972	5,041	4,448
Credit impairment charges and other provisions	(709)	(527)	(527)	(653)	(789)	(488)	(443)	(554)
Net operating income	4,464	4,531	5,296	4,339	4,657	5,484	4,598	3,894
Operating expenses excluding UK bank levy and litigation and conduct	(3,274)	(3,398)	(3,591)	(3,812)	(3,581)	(3,425)	(3,747)	(3,547)
UK bank levy	-	-	-	(410)	-	-	-	(426)
Litigation and conduct	(81)	(715)	(28)	(97)	(741)	(447)	(78)	(1,722)
Operating expenses	(3,355)	(4,113)	(3,619)	(4,319)	(4,322)	(3,872)	(3,825)	(5,695)
Other net (expenses)/income	(2)	241	5	310	502	(342)	20	(274)
Profit/(loss) before tax	1,107	659	1,682	330	837	1,270	793	(2,075)
Tax (charge)/credit	(324)	(305)	(473)	50	(328)	(467)	(248)	(164)
Profit/(loss) after tax in respect of continuing operations	783	354	1,209	380	509	803	545	(2,239)
(Loss)/profit after tax in respect of discontinued operation	-	(1,537)	(658)	71	209	145	166	101

Attributable to:
Ordinary equity holders of the parent	583	(1,401)	190	99	414	677	433	(2,422)
Other equity holders	157	162	139	139	110	104	104	107
Non-controlling interests	43	56	222	213	194	167	174	177

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Total assets	1,149.3	1,135.3	1,203.8	1,213.1	1,324.0	1,351.3	1,248.9	1,120.0
Risk weighted assets	324.3	327.4	360.9	365.6	373.4	366.3	363.0	358.4
CRR leverage exposure	1,150.6	1,122.1	1,196.9	1,125.5	1,185.1	1,155.4	1,082.0	1,027.8

Performance measures
Return on average tangible shareholders' equity	5.1%	(11.0%)	1.8%	1.1%	3.6%	5.8%	3.8%	(20.1%)
Average tangible shareholders' equity (£bn)	48.9	49.3	49.4	48.9	49.4	48.3	48.3	47.8
Cost: income ratio	65%	81%	62%	87%	79%	65%	76%	128%
Loan loss rate (bps)	66	49	47	58	66	41	40	53
Basic earnings/(loss) per share	3.7p	(8.0p)	1.3p	0.8p	2.6p	4.2p	2.7p	(14.4p)
Basic earnings/(loss) per share in respect of continuing operations	3.7p	1.0p	6.1p	1.1p	2.1p	3.8p	2.2p	(14.4p)

Quarterly Results by Business

Barclays UK
	Q317	Q217	Q117	Q416	Q316	Q216	Q116	Q415
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Net interest income	1,501	1,534	1,511	1,502	1,569	1,476	1,501	1,509
Net fee, commission and other income	351	286	330	326	374	467	302	325
Total income	1,852	1,820	1,841	1,828	1,943	1,943	1,803	1,834
Credit impairment charges and other provisions	(201)	(220)	(178)	(180)	(350)	(220)	(146)	(219)
Net operating income	1,651	1,600	1,663	1,648	1,593	1,723	1,657	1,615
Operating expenses excluding UK bank levy and litigation and conduct	(980)	(974)	(959)	(989)	(904)	(947)	(952)	(920)
UK bank levy	-	-	-	(48)	-	-	-	(77)
Litigation and conduct	(11)	(699)	4	(28)	(614)	(399)	(1)	(1,466)
Operating expenses	(991)	(1,673)	(955)	(1,065)	(1,518)	(1,346)	(953)	(2,463)
Other net income/(expenses)	1	(1)	-	-	-	(1)	-	1
Profit/(loss) before tax	661	(74)	708	583	75	376	704	(847)
Attributable profit/(loss)	423	(285)	470	383	(163)	141	467	(1,078)

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Loans and advances to customers at amortised cost	182.2	166.6	164.5	166.4	166.6	166.0	166.2	166.1
Total assets	230.4	203.4	203.0	209.6	209.1	204.6	201.7	202.5
Customer deposits	189.3	187.4	184.4	189.0	185.5	181.7	179.1	176.8
Risk weighted assets	70.0	66.1	66.3	67.5	67.4	67.1	69.7	69.5

Performance measures
Return on average allocated tangible equity	18.4%	(12.7%)	21.6%	18.2%	(7.1%)	6.6%	20.5%	(46.5%)
Average allocated tangible equity (£bn)	9.4	8.7	8.9	8.6	8.7	9.0	9.3	9.2
Cost: income ratio	54%	92%	52%	58%	78%	69%	53%	134%
Loan loss rate (bps)	43	52	43	42	82	52	34	51
Net interest margin	3.28%	3.70%	3.69%	3.56%	3.72%	3.56%	3.62%	3.58%

Analysis of Barclays UK
	Q317	Q217	Q117	Q416	Q316	Q216	Q116	Q415
Analysis of total income	£m	£m	£m	£m	£m	£m	£m	£m
Personal Banking	926	933	944	934	970	1,068	919	945
Barclaycard Consumer UK	539	495	498	507	561	463	491	505
Wealth, Entrepreneurs & Business Banking	387	392	399	387	412	412	393	384
Total income	1,852	1,820	1,841	1,828	1,943	1,943	1,803	1,834

Analysis of credit impairment charges and other provisions
Personal Banking	(60)	(56)	(50)	(50)	(47)	(44)	(42)	(39)
Barclaycard Consumer UK	(145)	(149)	(123)	(118)	(291)	(169)	(105)	(176)
Wealth, Entrepreneurs & Business Banking	4	(15)	(5)	(12)	(12)	(7)	1	(4)
Total credit impairment charges and other provisions	(201)	(220)	(178)	(180)	(350)	(220)	(146)	(219)

Analysis of loans and advances to customers at amortised cost	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Personal Banking	138.4	136.5	134.4	135.0	135.3	134.7	134.7	134.0
Barclaycard Consumer UK	16.3	16.2	16.1	16.5	16.2	16.2	16.0	16.2
Wealth, Entrepreneurs & Business Banking	27.5	13.9	14.0	14.9	15.1	15.1	15.5	15.9
Total loans and advances to customers at amortised cost	182.2	166.6	164.5	166.4	166.6	166.0	166.2	166.1

Analysis of customer deposits
Personal Banking	140.1	138.5	137.3	139.3	137.2	134.8	132.9	131.0
Barclaycard Consumer UK	-	-	-	-	-	-	-	-
Wealth, Entrepreneurs & Business Banking	49.2	48.9	47.1	49.7	48.3	46.9	46.2	45.8
Total customer deposits	189.3	187.4	184.4	189.0	185.5	181.7	179.1	176.8

Barclays International
	Q317	Q217	Q117	Q416	Q316	Q216	Q116	Q415
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Net interest income	1,148	1,060	1,112	1,046	1,355	1,001	1,110	1,121
Net trading income	815	1,039	1,182	1,131	1,074	1,130	1,245	593
Net fee, commission and other income	1,352	1,511	1,844	1,415	1,422	1,908	1,158	1,254
Total income	3,315	3,610	4,138	3,592	3,851	4,039	3,513	2,968
Credit impairment charges and other provisions	(495)	(279)	(346)	(426)	(420)	(240)	(269)	(303)
Net operating income	2,820	3,331	3,792	3,166	3,431	3,799	3,244	2,665
Operating expenses excluding UK bank levy and litigation and conduct	(2,182)	(2,276)	(2,435)	(2,497)	(2,337)	(2,074)	(2,221)	(2,007)
UK bank levy	-	-	-	(284)	-	-	-	(253)
Litigation and conduct	(5)	4	(13)	(17)	(17)	(10)	(4)	(151)
Operating expenses	(2,187)	(2,272)	(2,448)	(2,798)	(2,354)	(2,084)	(2,225)	(2,411)
Other net income	19	202	12	5	8	11	8	8
Profit before tax	652	1,261	1,356	373	1,085	1,726	1,027	262
Attributable profit/(loss)	359	819	837	43	623	1,171	575	(24)

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Loans and advances to banks and customers at amortised cost	220.7	204.8	226.1	211.3	233.7	230.6	215.9	184.1
Trading portfolio assets	91.2	83.3	83.0	73.2	73.8	68.1	64.3	61.9
Derivative financial instrument assets	242.8	108.4	105.3	156.2	155.6	181.4	150.1	111.5
Derivative financial instrument liabilities	242.9	116.8	112.8	160.6	160.5	187.5	155.4	119.0
Reverse repurchase agreements and other similar secured lending	15.5	17.2	17.6	13.4	17.3	19.7	19.1	24.7
Financial assets designated at fair value	103.7	94.1	81.3	62.3	72.0	68.3	59.6	46.8
Total assets	867.1	681.6	677.2	648.5	681.9	679.9	618.4	532.2
Customer deposits	241.0	230.3	241.0	216.2	224.1	226.5	213.1	185.6
Risk weighted assets	218.2	212.2	214.3	212.7	214.6	209.3	202.2	194.8

Performance measures
Return on average allocated tangible equity	5.4%	12.4%	12.5%	1.0%	10.0%	19.2%	9.5%	(0.2%)
Average allocated tangible equity (£bn)	28.9	27.4	27.7	26.6	25.7	24.8	25.1	24.9
Cost: income ratio	66%	63%	59%	78%	61%	52%	63%	81%
Loan loss rate (bps)	88	54	62	78	71	41	50	65
Net interest margin	4.21%	4.07%	4.06%	3.91%	4.21%	3.92%	3.78%	3.79%

Analysis of Barclays International

Corporate and Investment Bank	Q317	Q217	Q117	Q416	Q316	Q216	Q116	Q415
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Analysis of total income
Credit	259	296	399	261	333	269	322	195
Equities	350	455	462	410	461	406	513	319
Macro	368	456	490	505	614	612	573	382
Markets	977	1,207	1,351	1,176	1,408	1,287	1,408	896
Banking fees	607	674	726	650	644	622	481	458
Corporate lending	277	278	269	303	284	312	296	312
Transactional banking	419	404	398	401	458	390	408	415
Banking	1,303	1,356	1,393	1,354	1,386	1,324	1,185	1,185
Other	-	1	38	1	1	-	3	16
Total income	2,280	2,564	2,782	2,531	2,795	2,611	2,596	2,097
Credit impairment (charges)/releases and other provisions	(36)	1	(51)	(90)	(38)	(37)	(95)	(83)
Operating expenses	(1,661)	(1,756)	(1,941)	(2,287)	(1,872)	(1,665)	(1,800)	(1,962)
Other net income	10	116	-	1	-	-	-	-
Profit before tax	593	925	790	155	885	909	701	52

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Loans and advances to banks and customers at amortised cost	181.7	166.3	187.4	171.6	196.9	195.2	183.0	152.0
Customer deposits	182.7	173.0	183.4	166.2	175.8	179.6	168.9	143.8
Risk weighted assets	185.2	178.9	180.6	178.6	182.5	178.4	172.6	167.3

Performance measures
Return on average allocated tangible equity	5.9%	11.1%	8.2%	(1.2%)	9.2%	9.5%	7.3%	(2.5%)
Average allocated tangible equity (£bn)	24.8	23.3	23.5	22.6	21.9	21.3	21.6	21.8

Consumer, Cards and Payments
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Total income	1,035	1,046	1,356	1,061	1,056	1,428	917	871
Credit impairment charges and other provisions	(459)	(280)	(295)	(336)	(382)	(203)	(174)	(219)
Operating expenses	(526)	(516)	(507)	(511)	(482)	(419)	(425)	(449)
Other net income	9	86	12	4	8	11	8	8
Profit before tax	59	336	566	218	200	817	326	210

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Loans and advances to banks and customers at amortised cost	39.0	38.5	38.7	39.7	36.8	35.4	32.9	32.1
Customer deposits	58.3	57.3	57.6	50.0	48.3	46.9	44.2	41.8
Risk weighted assets	33.0	33.3	33.7	34.1	32.1	30.9	29.6	27.5

Performance measures
Return on average allocated tangible equity	2.2%	19.4%	36.4%	13.2%	14.8%	77.9%	23.4%	15.3%
Average allocated tangible equity (£bn)	4.2	4.1	4.2	4.0	3.7	3.5	3.4	3.2

Head Office
	Q317	Q217	Q117	Q416	Q316	Q216	Q116	Q415
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Net interest income	(174)	108	(115)	29	(206)	14	(20)	(75)
Net fee, commission and other income1	180	(24)	33	(38)	17	320	(13)	(210)
Total income	6	84	(82)	(9)	(189)	334	(33)	(285)
Credit impairment (charges)/releases and other provisions	(13)	(1)	-	-	1	(2)	1	-
Net operating (expenses)/income	(7)	83	(82)	(9)	(188)	332	(32)	(285)
Operating expenses excluding UK bank levy and litigation and conduct	(112)	(40)	(49)	15	(29)	(36)	(85)	(64)
UK bank levy	-	-	-	(2)	-	-	-	(8)
Litigation and conduct	(65)	(1)	(10)	(1)	(8)	(11)	(7)	(17)
Operating expenses	(177)	(41)	(59)	12	(37)	(47)	(92)	(89)
Other net (expenses)/income	(22)	(164)	-	159	(4)	(28)	1	(14)
(Loss)/profit before tax	(206)	(122)	(141)	162	(229)	257	(123)	(388)
Attributable (loss)/profit	(199)	(175)	(123)	223	(203)	182	(92)	(140)

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Total assets	51.7	17.3	74.5	75.2	73.3	87.7	63.4	59.4
Risk weighted assets2	36.1	26.2	52.9	53.3	47.5	43.2	40.3	39.7

Performance measures
Average allocated tangible equity (£bn)	10.5	8.8	7.6	7.2	7.4	6.6	5.0	3.9

1
Following the early adoption of the own credit provisions of IFRS 9 on 1 January 2017, own credit, which was previously reported in net fee, commission and other income, is now recognised within other comprehensive income from Q117.

2	Includes Africa Banking RWAs.

Barclays Non-Core Results

The Non-Core segment was closed on 1 July 2017 with the residual assets and liabilities reintegrated into, and associated financial performance subsequently reported in, Barclays UK, Barclays International and Head Office. Financial results up until 30 June 2017 are reflected in the Non-Core segment within the Group's results for the nine months ended 30 September 2017.

Barclays Non-Core	Six months ended	Nine months ended
	30.06.17	30.09.16
Income statement information	£m	£m
Net interest income	(112)	214
Net trading income	(488)	(1,241)
Net fee, commission and other income	70	282
Total income	(530)	(745)
Credit impairment charges and other provisions	(30)	(75)
Net operating expenses	(560)	(820)
Operating expenses excluding litigation and conduct	(256)	(1,168)
Litigation and conduct	(28)	(195)
Operating expenses	(284)	(1,363)
Other net income	197	185
Loss before tax	(647)	(1,998)
Attributable loss	(419)	(1,418)

	Q317	Q217	Q117	Q416	Q316	Q216	Q116	Q415
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Net interest income	-	(123)	11	(54)	78	40	96	171
Net trading income	-	(411)	(77)	(462)	(288)	(463)	(490)	(398)
Net fee, commission and other income	-	78	(8)	97	51	79	152	159
Total income	-	(456)	(74)	(419)	(159)	(344)	(242)	(68)
Credit impairment charges and other provisions	-	(27)	(3)	(47)	(20)	(26)	(29)	(32)
Net operating expenses	-	(483)	(77)	(466)	(179)	(370)	(271)	(100)
Operating expenses excluding UK bank levy and litigation and conduct	-	(108)	(148)	(341)	(311)	(368)	(489)	(555)
UK bank levy	-	-	-	(76)	-	-	-	(88)
Litigation and conduct	-	(19)	(9)	(51)	(102)	(27)	(66)	(89)
Operating expenses	-	(127)	(157)	(468)	(413)	(395)	(555)	(732)
Other net income/(expenses)	-	204	(7)	146	498	(324)	11	(268)
Loss before tax	-	(406)	(241)	(788)	(94)	(1,089)	(815)	(1,100)
Tax credit/(charge)	-	207	75	322	194	229	237	(72)
(Loss)/profit after tax	-	(199)	(166)	(466)	100	(860)	(578)	(1,172)
Non-controlling interests	-	(8)	(9)	(14)	(13)	(12)	(10)	(19)
Other equity holders	-	(19)	(18)	(18)	(15)	(15)	(15)	(17)
Attributable (loss)/profit	-	(226)	(193)	(498)	72	(887)	(603)	(1,208)

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Loans and advances to banks and customers at amortised cost	-	48.3	49.5	51.1	58.7	68.5	55.4	51.8
Derivative financial instrument assets	-	150.3	164.2	188.7	253.2	262.8	249.7	213.7
Derivative financial instrument liabilities	-	143.0	155.3	178.6	243.0	253.4	239.1	202.1
Reverse repurchase agreements and other similar secured lending	-	-	-	0.1	0.1	0.1	0.7	3.1
Financial assets designated at fair value	-	12.1	13.4	14.5	15.5	15.4	23.4	21.4
Total assets	-	233.0	249.1	279.7	359.8	379.1	365.4	325.8
Customer deposits	-	11.8	12.9	12.5	16.0	17.4	19.3	20.9
Risk weighted assets	-	22.8	27.4	32.1	43.9	46.7	50.9	54.3

Discontinued Operation Results

On 1 March 2016, Barclays announced its intention to reduce the Group's 62.3% interest in BAGL to a level which would permit Barclays to deconsolidate BAGL from a regulatory perspective and, prior to that, from an accounting perspective. From this date, BAGL was treated as a discontinued operation. On 5 May 2016, Barclays sold 12.2% of the Group's interest in BAGL and on 1 June 2017 Barclays sold a further 33.7% of BAGL's issued share capital, resulting in the accounting deconsolidation of BAGL from the Barclays Group. As a result, as of 1 June 2017 BAGL was consequently no longer reported as a discontinued operation. The retained investment is reported in the Head Office segment, with Barclays' share of BAGL's dividend recognised in the Head Office income statement.

In Q317 Barclays contributed 1.5% of BAGL's ordinary shares to a Black Economic Empowerment scheme, resulting in Barclays accounting for 126 million ordinary shares in BAGL, representing 14.9% of BAGL's issued share capital, at 30 September 2017.

For regulatory reporting purposes, BAGL is treated on a proportional consolidated basis based on a holding of 21.9%. Barclays expects to proportionally consolidate BAGL based on a holding of 14.9% by 31 December 2017, following the expected delivery of 7.0% of BAGL's issued share capital as previously contracted. Subject to regulatory approval, Barclays expects to fully deconsolidate BAGL from a regulatory perspective by the end of 2018.

Africa Banking	Nine months ended	Nine months ended
	30.09.171	30.09.16
Income statement information	£m	£m
Net interest income	1,024	1,543
Net fee, commission and other income	762	1,136
Total income	1,786	2,679
Credit impairment charges and other provisions	(177)	(340)
Net operating income	1,609	2,339
Operating expenses excluding impairment of Barclays' holding in BAGL	(1,130)	(1,618)
Other net income excluding loss on sale of BAGL	5	4
Profit before tax excluding impairment of Barclays' holding in BAGL and loss on sale of BAGL	484	725
Impairment of Barclays' holding in BAGL	(1,090)	-
Loss on sale of BAGL	(1,435)	-
(Loss)/profit before tax	(2,041)	725
Tax charge	(154)	(205)
(Loss)/profit after tax	(2,195)	520
Attributable (loss)/profit	(2,335)	240

1	The Africa Banking income statement represents five months of results as a discontinued operation to 31 May 2017.

	Q317	Q2171	Q117	Q416	Q316	Q216	Q116	Q415
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Net interest income	-	407	617	626	561	502	480	468
Net fee, commission and other income	-	297	465	441	421	377	338	346
Total income	-	704	1,082	1,067	982	879	818	814
Credit impairment charges and other provisions	-	(71)	(106)	(105)	(96)	(133)	(111)	(93)
Net operating income	-	633	976	962	886	746	707	721
Operating expenses excluding UK bank levy and impairment of Barclays' holding in BAGL	-	(477)	(653)	(727)	(598)	(543)	(477)	(501)
UK bank levy	-	-	-	(65)	-	-	-	(50)
Other net income excluding loss on sale of BAGL	-	3	2	2	2	1	1	3
Profit before tax excluding impairment of Barclays' holding in BAGL and loss on sale of BAGL	-	159	325	172	290	204	231	173
Impairment of Barclays' holding in BAGL	-	(206)	(884)	-	-	-	-	-
Loss on sale of BAGL	-	(1,435)	-	-	-	-	-	-
(Loss)/profit before tax	-	(1,482)	(559)	172	290	204	231	173
(Loss)/profit after tax	-	(1,537)	(658)	71	209	145	166	101
Attributable (loss)/profit	-	(1,534)	(801)	(52)	85	70	86	25

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Total assets	-	-	66.0	65.1	61.1	56.0	52.7	47.9
Risk weighted assets2	-	9.8	41.3	42.3	39.9	36.1	33.9	31.7

1	The Q217 Africa Banking income statement represents two months of results as a discontinued operation to 31 May 2017.
2	RWAs are reported in Head Office.

Performance Management

Margins and balances
	Nine months ended 30.09.17			Nine months ended 30.09.16
	Net interest income	Average customer assets	Net interest margin	Net interest income	Average customer assets	Net interest margin
	£m	£m	%	£m	£m	%
Barclays UK	4,546	171,279	3.55	4,546	167,306	3.63
Barclays International1	3,255	106,183	4.10	3,165	105,507	4.01
Total Barclays UK and Barclays International	7,801	277,462	3.76	7,711	272,813	3.78
Other2	(228)			303
Total net interest income3	7,573			8,014

1	Barclays International margins include interest earning lending balances within the investment banking business.
2	Other includes Head Office and non-lending related investment banking balances. Barclays Non-Core is included for the full comparative period and the first six months of the current period.
3	Group net interest income includes net structural hedge contributions of £1.1bn (Q316 YTD: £1.0bn).

Quarterly analysis for Barclays UK and Barclays International	Three months ended 30.09.17
	Net interest income	Average customer assets	Net interest margin
	£m	£m	%
Barclays UK	1,501	181,419	3.28
Barclays International1	1,070	100,828	4.21
Total Barclays UK and Barclays International	2,571	282,247	3.61

	Three months ended 30.06.17
Barclays UK	1,534	166,345	3.70
Barclays International1	1,064	104,899	4.07
Total Barclays UK and Barclays International	2,598	271,244	3.84

	Three months ended 31.03.17
Barclays UK	1,511	166,065	3.69
Barclays International1	1,121	112,060	4.06
Total Barclays UK and Barclays International	2,632	278,125	3.84

	Three months ended 31.12.16
Barclays UK	1,502	167,935	3.56
Barclays International1	1,110	112,936	3.91
Total Barclays UK and Barclays International	2,612	280,871	3.70

	Three months ended 30.09.16
Barclays UK	1,569	167,713	3.72
Barclays International1	1,149	108,571	4.21
Total Barclays UK and Barclays International	2,718	276,284	3.91

1	Barclays International margins include interest earning lending balances within the investment banking business.

Credit Risk

Analysis of retail and wholesale loans and advances and impairment
	Gross loans and advances	Impairment allowance	Loans and advancesnet of impairment	Credit risk loans	CRLs % of gross loans and advances	Loan impairment charges1	Loan loss rates
As at 30.09.17	£m	£m	£m	£m	%	£m	bps
Barclays UK	157,171	1,638	155,533	1,854	1.2	584	50
Barclays International	31,561	1,713	29,848	1,231	3.9	1,048	444
Head Office	9,537	291	9,246	713	7.5	11	15
Barclays Non-Core2	-	-	-	-	-	30	-
Total Group retail	198,269	3,642	194,627	3,798	1.9	1,673	113

Barclays UK	28,740	261	28,479	576	2.0	15	7
Barclays International	191,566	742	190,824	1,609	0.8	69	5
Head Office	7,595	118	7,477	210	2.8	4	7
Barclays Non-Core2	-	-	-	-	-	(1)	-
Total Group wholesale	227,901	1,121	226,780	2,395	1.1	87	5

Group total	426,170	4,763	421,407	6,193	1.5	1,760	55

Traded loans	3,856	n/a	3,856	n/a
Loans and advances designated at fair value	11,013	n/a	11,013	n/a
Loans and advances held at fair value	14,869	n/a	14,869	n/a

Total loans and advances	441,039	4,763	436,276	6,193

As at 31.12.16
Barclays UK	155,729	1,519	154,210	2,044	1.3	866	56
Barclays International	33,485	1,492	31,993	1,249	3.7	1,085	324
Barclays Non-Core	10,319	385	9,934	838	8.1	102	99
Total Group retail	199,533	3,396	196,137	4,131	2.1	2,053	103

Barclays UK	15,204	282	14,922	591	3.9	30	20
Barclays International	180,102	748	179,354	1,470	0.8	258	14
Head Office	4,410	-	4,410	-	-	-	-
Barclays Non-Core	41,406	194	41,212	299	0.7	11	3
Total Group wholesale	241,122	1,224	239,898	2,360	1.0	299	12

Group total	440,655	4,620	436,035	6,491	1.5	2,352	53

Traded loans	2,975	n/a	2,975	n/a
Loans and advances designated at fair value	10,519	n/a	10,519	n/a
Loans and advances held at fair value	13,494	n/a	13,494	n/a

Total loans and advances	454,149	4,620	449,529	6,491

1
Excludes impairment charges on available for sale investments and reverse repurchase agreements. Q317 impairment charges represent nine months charge; December 2016 impairment charges represent twelve months charge.

2	Barclays Non-Core represents charges for the six months ended 30 June 2017, primarily relating to Italian mortgages transferred into Head Office on 1 July 2017.

Condensed Consolidated Financial Statements

Consolidated summary income statement
	Nine months ended	Nine months ended
	30.09.17	30.09.16
	£m	£m
Total income	16,054	16,459
Credit impairment charges and other provisions	(1,763)	(1,720)
Net operating income	14,291	14,739
Operating expenses	(10,263)	(10,753)
Litigation and conduct	(824)	(1,266)
Operating expenses	(11,087)	(12,019)
Other net income	244	180
Profit before tax	3,448	2,900
Tax charge	(1,102)	(1,043)
Profit after tax in respect of continuing operations	2,346	1,857
(Loss)/profit after tax in respect of discontinued operation	(2,195)	520
Profit after tax	151	2,377

Attributable to:
Ordinary equity holders of the parent	(628)	1,524
Other equity holders1	458	318
Total equity holders	(170)	1,842
Non-controlling interests in respect of continuing operations	181	255
Non-controlling interests in respect of discontinued operation	140	280
Profit after tax	151	2,377

Earnings per share
Basic (loss)/earnings per ordinary share1	(3.0p)	9.6p
Basic earnings per ordinary share in respect of continuing operations1	10.8p	8.1p
Basic (loss)/earnings per ordinary share in respect of discontinued operation	(13.8p)	1.5p

1
The profit after tax attributable to other equity holders of £458m (Q316 YTD: £318m) is offset by a tax credit recorded in reserves of £125m (Q316 YTD: £89m). The net amount of £333m (Q316 YTD: £229m), along with non-controlling interests (NCI) is deducted from profit after tax in order to calculate earnings per share and return on average tangible shareholders' equity.

Consolidated summary balance sheet
	As at	As at
	30.09.17	31.12.16
Assets	£m	£m
Cash and balances at central banks	175,826	102,353
Items in the course of collection from other banks	1,923	1,467
Trading portfolio assets	92,456	80,240
Financial assets designated at fair value	115,504	78,608
Derivative financial instruments	244,457	346,626
Financial investments	61,879	63,317
Loans and advances to banks	37,890	43,251
Loans and advances to customers	383,517	392,784
Reverse repurchase agreements and other similar secured lending	15,464	13,454
Goodwill and intangible assets	7,759	7,726
Current tax assets	913	561
Deferred tax assets	4,460	4,869
Assets included in disposal groups classified as held for sale	378	71,454
Other assets	6,829	6,416
Total assets	1,149,255	1,213,126

Liabilities
Deposits from banks	51,026	48,214
Items in the course of collection due to other banks	793	636
Customer accounts	445,148	423,178
Repurchase agreements and other similar secured borrowing	34,207	19,760
Trading portfolio liabilities	41,626	34,687
Financial liabilities designated at fair value	150,453	96,031
Derivative financial instruments	243,668	340,487
Debt securities in issue	77,762	75,932
Subordinated liabilities	25,085	23,383
Current tax liabilities	1,033	737
Deferred tax liabilities	30	29
Liabilities included in disposal groups classified as held for sale	326	65,292
Other liabilities	11,053	13,395
Total liabilities	1,082,210	1,141,761

Equity
Called up share capital and share premium	22,017	21,842
Other reserves	5,074	6,051
Retained earnings	28,618	30,531
Shareholders' equity attributable to ordinary shareholders of the parent	55,709	58,424
Other equity instruments	8,940	6,449
Total equity excluding non-controlling interests	64,649	64,873
Non-controlling interests	2,396	6,492
Total equity	67,045	71,365

Total liabilities and equity	1,149,255	1,213,126

Consolidated statement of changes in equity
	Called up share capital and share premium	Other equity instruments	Other reserves	Retained earnings	Total	Non-controlling interests	Total equity
Nine months ended 30.09.17	£m	£m	£m	£m	£m	£m	£m
Balance as at 31 December 2016	21,842	6,449	6,051	30,531	64,873	6,492	71,365
Effects of changes in accounting policies1	-	-	(175)	175	-	-	-
Balance as at 1 January 2017	21,842	6,449	5,876	30,706	64,873	6,492	71,365
Profit after tax	-	458	-	1,707	2,165	181	2,346
Other comprehensive profit after tax for the period	-	-	(2,155)	18	(2,137)	(1)	(2,138)
Total comprehensive income net of tax from continuing operations	-	458	(2,155)	1,725	28	180	208
Total comprehensive income net of tax from discontinued operation	-	-	1,332	(2,335)	(1,003)	109	(894)
Total comprehensive income for the period	-	458	(823)	(610)	(975)	289	(686)
Issue of shares	117	-	-	-	117	-	117
Issue of shares under employee share schemes	58	-	-	381	439	-	439
Issue and exchange of equity instruments	-	2,490	-	-	2,490	-	2,490
Coupons paid on other equity instruments	-	(458)	-	125	(333)	-	(333)
Redemption and buy back of capital instruments	-	-	-	(473)	(473)	(657)	(1,130)
Treasury shares	-	-	15	(618)	(603)	-	(603)
Dividends	-	-	-	(509)	(509)	(348)	(857)
Net equity impact of partial BAGL disposal	-	-	-	(359)	(359)	(3,443)	(3,802)
Other movements	-	1	6	(25)	(18)	63	45
Balance as at 30 September 2017	22,017	8,940	5,074	28,618	64,649	2,396	67,045

Three months ended 30.09.17
Balance as at 30 June 2017	21,998	7,694	6,148	28,026	63,866	2,397	66,263
Effects of changes in accounting policies1	-	-	-	-	-	-	-
Balance as at 1 July 2017	21,998	7,694	6,148	28,026	63,866	2,397	66,263
Profit after tax	-	157	-	583	740	43	783
Other comprehensive profit after tax for the period	-	-	(1,081)	32	(1,049)	-	(1,049)
Total comprehensive income net of tax from continuing operations	-	157	(1,081)	615	(309)	43	(266)
Total comprehensive income net of tax from discontinued operation	-	-	-	-	-	-	-
Total comprehensive income for the period	-	157	(1,081)	615	(309)	43	(266)
Issue of shares	10	-	-	-	10	-	10
Issue of shares under employee share schemes	9	-	-	97	106	-	106
Issue and exchange of equity instruments	-	1,245	-	-	1,245	-	1,245
Coupons paid on other equity instruments	-	(157)	-	43	(114)	-	(114)
Redemption and buy back of capital instruments	-	-	-	-	-	-	-
Treasury shares	-	-	1	(1)	-	-	-
Dividends	-	-	-	(170)	(170)	(41)	(211)
Net equity impact of partial BAGL disposal	-	-	-	-	-	-	-
Other movements	-	1	6	8	15	(3)	12
Balance as at 30 September 2017	22,017	8,940	5,074	28,618	64,649	2,396	67,045

	As at	As at	As at
	30.09.17	30.06.17	31.12.16
Other reserves	£m	£m	£m
Currency translation reserve	3,140	3,756	3,051
Available for sale reserve	(113)	(16)	(74)
Cash flow hedging reserve	1,196	1,578	2,105
Own credit reserve	(133)	(153)	-
Other2	984	983	969
Total	5,074	6,148	6,051

1
As a result of the early adoption of the own credit provisions of IFRS 9 on 1 January 2017, own credit which was previously recorded in the income statement is now recognised within other comprehensive income. The cumulative unrealised own credit net loss of £175m has therefore been reclassified from retained earnings to a separate own credit reserve, within other reserves. During Q317 YTD a £42m gain on own credit has been booked in the reserve.

2
As at 30 September 2017, there was a credit balance of £1,011m (June 2017: £1,011m credit; December 2016: £1,011m credit) in other reserves relating to the excess repurchase price paid over nominal of redeemed ordinary and preference shares issued by the group and a debit balance of £27m (June 2017: £28m debit; December 2016: £42m debit) in other reserves relating to treasury shares.

Barclays PLC Parent Company

Summary balance sheet
	As at	As at
	30.09.17	31.12.16
Assets	£m	£m
Investments in subsidiaries	39,353	36,553
Loans and advances to subsidiaries	22,451	19,421
Financial investments	4,746	1,218
Derivative financial instruments	137	268
Other assets	114	105
Total assets	66,801	57,565

Liabilities
Deposits from banks	511	547
Subordinated liabilities	6,442	3,789
Debt securities in issue	20,643	16,893
Other liabilities	59	14
Total liabilities	27,655	21,243

Equity
Called up share capital and share premium	22,017	21,842
Other equity instruments	8,942	6,453
Other reserves	458	420
Retained earnings	7,729	7,607
Total equity	39,146	36,322

Total liabilities and equity	66,801	57,565

Investments in subsidiaries
The investment in subsidiaries of £39,353m (December 2016: £36,553m) mainly represents investments made into Barclays Bank PLC, including £8,986m (December 2016: £6,486m) of Additional Tier 1 (AT1) securities. The increase of £2,800m was driven by AT1 issuances of £2,500m during the period, as well as a £300m investment in the Group Service Company.

Loans and advances to subsidiaries, subordinated liabilities and debt securities in issue
For the nine months ended 30 September 2017, Barclays PLC issued $2bn of Fixed Rate Subordinated Notes and €1.5bn of Fixed Rate Subordinated Notes included within the subordinated liabilities balance of £6,442m (December 2016: £3,789m), $5bn of Fixed and Floating Rate Senior Notes and £950m of Fixed Rate Senior Notes included within the debt securities in issue balance of £20,643m (December 2016: £16,893m). The proceeds raised through these transactions were used to invest in Barclays Bank PLC in each case with a ranking corresponding to the notes issued by Barclays PLC and included within the loans and advances to subsidiary balance of £22,451m (December 2016: £19,421m).

Management of internal investments, loans and advances
Barclays PLC retains the discretion to manage the nature of its internal investments in subsidiaries according to their regulatory and business needs. As we implement our structural reform programme, Barclays PLC will invest capital and funding to Barclays Bank PLC, the Group Service Company and other Group subsidiaries such as the US Intermediate Holding Company (IHC) and the UK ring-fenced bank.

Structural reform

Barclays' plans for UK ring-fencing remain on track. The relevant court processes are scheduled to begin in November 2017, and we intend to complete the restructure and fully establish the UK ring-fenced bank in April 2018, ahead of the 1 January 2019 legislative deadline for implementation.

Barclays Services Limited (the "Group Service Company") has been established as a direct subsidiary of Barclays PLC to deliver operational continuity and to drive operational efficiencies across the Group. In September 2017, Barclays transferred c.£3.8bn of assets and liabilities from Barclays Bank PLC and its subsidiaries to the Group Service Company.

Treasury and Capital Risk

CRD IV capital

Barclays' current regulatory requirement is to meet a fully loaded CET1 ratio comprising the required 4.5% Pillar 1 minimum CET1 requirement and, phased in from 2016, a Combined Buffer Requirement. This currently comprises a Capital Conservation Buffer (CCB) and a Global Systemically Important Institution (G-SII) buffer determined by the PRA in line with guidance from the Financial Stability Board (FSB). Both buffers are subject to phased implementation at 25% per annum from 2016 with full effect from 2019. The CCB has been set at 2.5% with 1.25% applicable for 2017. The G-SII buffer for 2017 has been set at 2% with 1% applicable for 2017. On 21 November 2016 the FSB confirmed that the G-SII buffer for 2018 will be 1.5% with 1.1% applicable for 2018.

The Combined Buffer Requirement also includes a Counter-Cyclical Capital Buffer (CCyB) and a Systemic Risk Buffer (SRB). On 27 June 2017 the Financial Policy Committee (FPC) increased the UK CCyB rate from 0% to 0.5% applicable from 27 June 2018. Other national authorities also determine the appropriate CCyBs that should be applied to exposures in their jurisdiction. CCyBs have started to apply for Barclays' exposures to other jurisdictions; however based on current exposures these are not material. No SRB has been set to date.

In addition, Barclays' Pillar 2A requirement as per the PRA's Individual Capital Guidance (ICG) for 2017 based on a point in time assessment is 4.2% of which 56% needs to be met in CET1 form, equating to approximately 2.3% of RWAs. The Pillar 2A requirement is subject to at least annual review.

For regulatory reporting purposes, BAGL is treated on a proportional consolidated basis based on Barclays' holding in BAGL of 21.9%.

As at 30 September 2017, Barclays' CET1 ratio was 13.1% which exceeds the 2017 transitional minimum requirement of 9.1% including the minimum 4.5% CET1 ratio requirement, 2.3% of Pillar 2A, a 1.25% CCB buffer, a 1% G-SII buffer and a 0% CCyB.

Capital ratios	As at	As at	As at
	30.09.17	30.06.17	31.12.16
Fully loaded CET11,2	13.1%	13.1%	12.4%
PRA Transitional Tier 13,4	16.9%	16.6%	15.6%
PRA Transitional Total Capital3,4	21.2%	20.7%	19.6%

Capital resources	£m	£m	£m
Shareholders' equity (excluding non-controlling interests) per the balance sheet	64,649	63,866	64,873
Less: other equity instruments (recognised as AT1 capital)	(8,940)	(7,694)	(6,449)
Adjustment to retained earnings for foreseeable dividends	(284)	(303)	(388)

Minority Interests (amount allowed in consolidated CET1)	-	-	1,825

Other regulatory adjustments and deductions:
Additional value adjustments (PVA)	(1,462)	(1,494)	(1,571)
Goodwill and intangible assets	(7,787)	(7,756)	(9,054)
Deferred tax assets that rely on future profitability excluding temporary differences	(482)	(346)	(494)
Fair value reserves related to gains or losses on cash flow hedges	(1,195)	(1,576)	(2,104)
Excess of expected losses over impairment	(1,423)	(1,179)	(1,294)
Gains or losses on liabilities at fair value resulting from own credit	28	58	86
Defined-benefit pension fund assets	(683)	(542)	(38)
Direct and indirect holdings by an institution of own CET1 instruments	(50)	(50)	(50)
Deferred tax assets arising from temporary differences (amount above 10% threshold)	-	(115)	(183)
Other regulatory adjustments	(42)	(35)	45
Fully loaded CET1 capital	42,329	42,834	45,204

Additional Tier 1 (AT1) capital
Capital instruments and related share premium accounts	8,940	7,694	6,449
Qualifying AT1 capital (including minority interests) issued by subsidiaries	3,802	3,843	5,445
Other regulatory adjustments and deductions	(130)	(130)	(130)
Transitional AT1 capital5	12,612	11,407	11,764

PRA Transitional Tier 1 capital	54,941	54,241	56,968

Tier 2 (T2) capital
Capital instruments and related share premium accounts	6,371	5,198	3,769
Qualifying T2 capital (including minority interests) issued by subsidiaries	7,839	8,486	11,366
Other regulatory adjustments and deductions	(251)	(252)	(257)
PRA Transitional total regulatory capital	68,900	67,673	71,846

1	The transitional regulatory adjustments to CET1 capital are no longer applicable resulting in CET1 capital on a fully loaded basis being equal to that on a transitional basis.
2
The CRD IV CET1 ratio (FSA October 2012 transitional statement) as applicable to Barclays' Tier 2 Contingent Capital Notes was 13.7% based on £44.3bn of transitional CRD IV CET1 capital and £324bn of RWAs.

3	The PRA transitional capital is based on the PRA Rulebook and accompanying supervisory statements.
4
As at 30 September 2017, Barclays' fully loaded Tier 1 capital was £51,139m, and the fully loaded Tier 1 ratio was 15.8%. Fully loaded total regulatory capital was £65,936m and the fully loaded total capital ratio was 20.3%. The fully loaded Tier 1 capital and total capital measures are calculated without applying the transitional provisions set out in CRD IV and assessing compliance of AT1 and T2 instruments against the relevant criteria in CRD IV.

5
Of the £12.6bn transitional AT1 capital, fully loaded AT1 capital comprises the £8.9bn of contingent convertible instruments issued by Barclays PLC (the holding company) and related share premium accounts, and £0.1bn capital deductions.  It excludes £3.8bn legacy tier 1capital instruments issued by subsidiaries and subject to grandfathering.  For the leverage ratio, only the AT1 capital on a fully loaded basis is applicable.

Movement in CET1 capital	Three months	Nine months
	ended	ended
	30.09.17	30.09.17
	£m	£m
Opening CET1 capital	42,834	45,204

Profit/(loss) for the period attributable to equity holders	740	(170)
Own credit relating to derivative liabilities	(10)	69
Dividends paid and foreseen	(265)	(738)
Increase/(decrease) in retained regulatory capital generated from earnings	465	(839)

Net impact of share schemes	116	(47)
Available for sale reserves	(97)	(39)
Currency translation reserves	(616)	89
Other reserves	(13)	(947)
Decrease in other qualifying reserves	(610)	(944)

Retirement benefit reserve	52	23
Defined-benefit pension fund asset deduction	(141)	(645)
Net impact of pensions	(89)	(622)

Minority interests	-	(1,825)
Additional value adjustments (PVA)	32	109
Goodwill and intangible assets	(31)	1,267
Deferred tax assets that rely on future profitability excluding those arising from temporary differences	(136)	12
Excess of expected loss over impairment	(244)	(129)
Deferred tax assets arising from temporary differences (amount above 10% threshold)	115	183
Other regulatory adjustments	(7)	(87)
Decrease in regulatory capital due to adjustments and deductions	(271)	(470)

Closing CET1 capital	42,329	42,329

CET1 capital decreased to £42.3bn (December 2016: £45.2bn) due to the following:

●
A £0.2bn loss for the period attributable to equity holders as £2.2bn profit after tax in respect of continuing operations was more than offset by losses in respect of the discontinued operation of £2.3bn. These losses, resulting from the impairment of Barclays' holding in BAGL allocated to goodwill and the recycling of BAGL currency translation reserve losses to the income statement, had no impact on CET1 capital with offsetting movements in the goodwill and intangible assets deduction and other qualifying reserves

●	A £0.7bn decrease for dividends paid and foreseen
●
A £0.1bn increase in the currency translation reserve largely due to the £1.4bn recycling of BAGL losses to the income statement which were offset by a £1.3bn decrease driven by the appreciation of GBP against USD

●
A £0.9bn decrease in other qualifying reserves which included a £0.5bn decrease as a result of USD preference share redemptions and £0.4bn of separation payments in relation to the sale of Barclays' holding in BAGL

●
A £0.6bn decrease net of tax as a result of movements relating to pensions. The pension asset capital deduction increase relates to the UK Retirement Fund scheme, which is the Group's main pension scheme, moving from a small deficit in December 2016 to a £0.9bn surplus largely due to contributions in the period

●	A £1.8bn decrease due to BAGL minority interests which are no longer eligible as a result of proportional consolidation of BAGL
●	A £1.3bn increase due to a reduced goodwill and intangible assets deduction largely as a result of the impairment of Barclays' holding in BAGL allocated to goodwill

Risk weighted assets (RWAs) by risk type and business
	Credit risk		Counterparty credit risk		Market risk		Operational risk	Total RWAs
	Std	IRB		Std	IRB	Settle-ment Risk	CVA		Std	IMA
As at 30.09.17	£m	£m		£m	£m	£m	£m		£m	£m	£m	£m
Barclays UK	4,278	53,364		3	-	-	31		-	-	12,338	70,014
Barclays International	47,775	79,013		17,830	17,387	68	2,847		12,985	12,774	27,537	218,216
Head Office1	4,241	12,274		89	585	-	151		114	1,827	16,785	36,066
Barclays Group	56,294	144,651		17,922	17,972	68	3,029		13,099	14,601	56,660	324,296

As at 30.06.17
Barclays UK	3,768	49,979		3	-	-	31		-	-	12,338	66,119
Barclays International	49,382	81,109		15,456	13,962	32	2,205		11,100	11,460	27,538	212,244
Head Office1	2,612	7,891		68	535	-	207		146	1,876	12,871	26,206
Barclays Non-Core	2,627	9,102		874	4,072	-	590		294	1,373	3,913	22,845
Barclays Group	58,389	148,081		16,401	18,569	32	3,033		11,540	14,709	56,660	327,414

As at 31.12.16
Barclays UK	5,592	49,591		47	-	-	-		-	-	12,293	67,523
Barclays International	53,201	82,327		13,515	13,706	30	3,581		9,343	9,460	27,538	212,701
Head Office1	9,048	27,122		77	1,157	-	927		482	2,323	12,156	53,292
Barclays Non-Core	4,714	9,945		1,043	6,081	37	2,235		477	2,928	4,673	32,133
Barclays Group	72,555	168,985		14,682	20,944	67	6,743		10,302	14,711	56,660	365,649

1	Includes Africa Banking RWAs.

Movement analysis of RWAs
	Credit risk	Counterparty credit risk	Market risk	Operational risk	Total RWAs
	£bn	£bn	£bn	£bn	£bn
As at 01.01.17	241.5	42.4	25.0	56.7	365.6
Book size	(3.3)	(1.6)	4.3	-	(0.6)
Acquisitions and disposals	(28.7)	(1.4)	(1.5)	-	(31.6)
Book quality	(2.3)	0.1	0.1	-	(2.1)
Model updates	(1.3)	-	-	-	(1.3)
Methodology and policy	(0.2)	(0.5)	(0.2)	-	(0.9)
Foreign exchange movements1	(4.8)	-	-	-	(4.8)
As at 30.09.17	200.9	39.0	27.7	56.7	324.3

1	Foreign exchange movement does not include FX for modelled counterparty risk or modelled market risk.

RWAs decreased £41.4bn to £324.3bn, due to:

●	Acquisitions and disposals decreased RWAs £31.6bn primarily as a result of the proportional consolidation of BAGL
●	Book quality decreased RWAs £2.1bn primarily due to changes in risk profile in Barclays International
●	Model updates decreased RWAs £1.3bn primarily due to model changes in Africa Banking prior to the sell down of Barclays' holding in BAGL
●	Foreign exchange movements decreased RWAs £4.8bn primarily due to the depreciation of USD against GBP

Leverage ratio and exposures

Barclays is subject to a leverage ratio requirement that is implemented on a phased basis, with a transitional requirement of 3.4% as at 30 September 2017; this comprises the 3% minimum requirement, a transitional G-SII additional leverage ratio buffer (G-SII ALRB) and a countercyclical leverage ratio buffer (CCLB). Based on both future and proposed requirements, the expected end point leverage requirement is 4.0%. Additionally, the CRR fully loaded leverage requirement is currently expected to be 3%, although this may be impacted by the Basel Consultation on the Leverage Framework.

Barclays is required to disclose an average UK leverage ratio which is based on capital and exposure measures on the last day of each month in the quarter; as well as a UK leverage ratio which is based on the last day of the quarter. Both approaches exclude qualifying cash at central banks from the calculation of leverage exposures. There is also a CRR leverage ratio disclosure requirement, which is based on the end point CRR definition of Tier 1 capital and the CRR definition of leverage exposure.

As at 30 September 2017, Barclays' average UK leverage ratio was 4.9% (December 2016: 4.5%) and the UK leverage ratio was 5.1% (December 2016: 5.0%), which exceeds the transitional leverage requirement for Barclays of 3.4%, and expected end point leverage requirement of 4.0%. The CRR leverage ratio was 4.4% (December 2016: 4.6%).

UK leverage ratio	As at 30.09.17	As at 30.06.17	As at 31.12.16
	£bn	£bn	£bn
Average UK leverage ratio	4.9%	4.8%	4.5%
UK leverage ratio	5.1%	5.0%	5.0%
Average UK leverage exposure	1,035	1,092	1,137
UK leverage exposure	1,002	999	1,050
Fully loaded Tier 1 capital (quarterly month end average)	51.2	52.1	51.6

CRR leverage ratio
Accounting assets
Derivative financial instruments	244	260	347
Cash collateral	56	58	67
Reverse repurchase agreements and other similar secured lending	15	17	13
Financial assets designated at fair value1	116	107	79
Loans and advances and other assets	718	693	707
Total IFRS assets	1,149	1,135	1,213

Regulatory consolidation adjustments	13	10	(6)

Derivatives adjustments
Derivatives netting	(222)	(235)	(313)
Adjustments to cash collateral	(42)	(47)	(50)
Net written credit protection	15	12	12
Potential Future Exposure (PFE) on derivatives	124	127	136
Total derivatives adjustments	(125)	(143)	(215)

Securities financing transactions (SFTs) adjustments	23	24	29

Regulatory deductions and other adjustments	(13)	(13)	(15)
Weighted off-balance sheet commitments	104	109	119
CRR leverage exposure	1,151	1,122	1,125

Fully loaded CET 1 capital	42.3	42.8	45.2
Fully loaded AT1 capital	8.8	7.6	6.8
Fully loaded Tier 1 capital	51.1	50.4	52.0

CRR Leverage ratio	4.4%	4.5%	4.6%

1	Included within financial assets designated at fair value are reverse repurchase agreements designated at fair value of £99bn (December 2016: £63bn).

The average UK leverage exposure as at 30 September 2017, which excludes qualifying central bank claims, was £1,035bn (December 2016: £1,137bn), resulting in an average UK leverage ratio of 4.9% (December 2016: 4.5%). The CET1 capital held against the 0.35% transitional G-SII ALRB was £3.5bn. The impact of the CCLB is currently nil.

The CRR leverage ratio decreased to 4.4% (December 2016: 4.6%) primarily driven by a £0.9bn decrease in fully loaded Tier 1 capital to £51.1bn as well as a £26bn increase in leverage exposure to £1,151bn.

●
Loans and advances and other assets increased by £11bn to £718bn. This was driven primarily by a £73bn increase in cash and balances at central banks mainly due to an increase in the cash contribution to the Group liquidity pool, a £71bn decrease in assets held for sale mainly due to the sell down of Barclays' holding in BAGL, a £13bn increase in settlement balances and a £12bn increase in trading portfolio assets due to client activity

●	Reverse repurchase agreements increased £38bn to £114bn, primarily due to an increase in matched book trading
●
Net derivative leverage exposures, excluding net written credit protection and PFE on derivatives, decreased £15bn to £36bn due to a reduction in IFRS derivatives mainly due to a decrease in interest rate and foreign exchange derivatives, the rundown of Non-Core assets and a decrease in cash collateral

●	Regulatory consolidation adjustments increased £19bn to £13bn primarily as a result of the proportional consolidation of BAGL following the sell down of Barclays' holding
●	Potential future exposure on derivatives decreased £12bn to £124bn primarily due to the rundown in Non-Core assets and the appreciation of GBP against major currencies
●	Weighted off-balance sheet commitments decreased £15bn to £104bn primarily as a result of the proportional consolidation of BAGL following the sell down of Barclays' holding

The difference between the average UK leverage ratio and the CRR leverage ratio was driven by the exemption of qualifying central bank claims, partially offset by higher positions for July and August within trading portfolio assets and settlement balances.

Additional Barclays regulatory disclosures prepared in accordance with the EBA Guidelines on disclosure requirements under Part Eight of Regulation (EU) No 575/2013 will be disclosed on 26 October 2017, available at home.barclays/results.

Appendix: Non-IFRS Performance Measures

Barclays' management believes that the non-IFRS performance measures included in this document provide valuable information to the readers of the financial statements as they enable the reader to identify a more consistent basis for comparing the business' performance between financial periods, and provide more detail concerning the elements of performance which the managers of these businesses are most directly able to influence or are relevant for an assessment of Barclays PLC and its subsidiaries (the Group). They also reflect an important aspect of the way in which operating targets are defined and performance is monitored by Barclays' management.

Any non-IFRS performance measures in this document are not a substitute for IFRS measures and readers should consider the IFRS measures as well.

Non-IFRS performance measures glossary

Measure	Definition
Return on average tangible shareholders' equity
Statutory profit after tax attributable to ordinary shareholders, including an adjustment for the tax credit in reserves in respect of other equity instruments, as a proportion of average shareholders' equity excluding non-controlling interests and other equity instruments adjusted for the deduction of intangible assets and goodwill. The components of the calculation have been included on pages 34-35.

Return on average allocated tangible shareholders' equity
Statutory profit after tax attributable to ordinary shareholders, including an adjustment for the tax credit in reserves in respect of other equity instruments, as a proportion of average allocated tangible shareholders' equity. The components of the calculation have been included on pages 34-35.

Period end allocated tangible equity
Allocated tangible equity is calculated as 12.0% (2016: 11.5%) of CRD IV fully loaded RWAs for each business, adjusted for CRD IV fully loaded capital deductions, excluding goodwill and intangible assets, reflecting the assumptions the Group uses for capital planning purposes. Head Office allocated tangible equity represents the difference between the Group's tangible equity and the amounts allocated to businesses.

Average tangible shareholders' equity
Calculated as the average of the previous month's period end tangible equity and the current month's period end tangible equity. The average tangible shareholders' equity for the period is the average of the monthly averages within that period.

Average allocated tangible shareholders' equity
Calculated as the average of the previous month's period end allocated tangible equity and the current month's period end allocated tangible equity. The average allocated tangible shareholders' equity for the period is the average of the monthly averages within that period.

Cost: income ratio	Total operating expenses divided by total income.
Loan loss rate	Quoted in basis points and represents total annualised loan impairment divided by gross loans and advances to customers and banks held at amortised cost at the balance sheet date.
Loan: deposit ratio
Loans and advances divided by customer accounts calculated for Barclays UK and Barclays International, excluding investment banking balances other than interest earning lending. This excludes particular liabilities issued by the retail businesses that have characteristics comparable to retail deposits (for example structured Certificates of Deposit and retail bonds), which are included within debt securities in issue.

Net interest margin	Annualised net interest income divided by the sum of average customer assets. The components of the calculation have been included on page 21.
Tangible net asset value per share
Calculated by dividing shareholders' equity, excluding non-controlling interests and other equity instruments, less goodwill and intangible assets, by the number of issued ordinary shares. The components of the calculation have been included on page 35.

Returns

Return on average allocated tangible equity is calculated as profit for the period attributable to ordinary equity holders of the parent (adjusted for the tax credit recorded in reserves in respect of interest payments on other equity instruments) divided by average allocated tangible equity for the period, excluding non-controlling and other equity interests for businesses. Allocated tangible equity has been calculated as 12.0% (2016: 11.5%) of CRD IV fully loaded RWAs for each business, adjusted for CRD IV fully loaded capital deductions, excluding goodwill and intangible assets, reflecting the assumptions the Group uses for capital planning purposes. Head Office average allocated tangible equity represents the difference between the Group's average tangible equity and the amounts allocated to businesses.

	Nine months ended	Nine months ended
	30.09.17	30.09.16
Attributable profit/(loss)	£m	£m
Barclays UK	608	445
Corporate and Investment Bank	1,423	1,356
Consumer, Cards and Payments	592	1,013
Barclays International	2,015	2,369
Head Office	(497)	(113)
Barclays Non-Core	(419)	(1,418)
Africa Banking discontinued operation	(2,335)	240
Barclays Group	(628)	1,524

Tax credit in respect of interest payments on other equity instruments
Barclays UK	27	21
Corporate and Investment Bank	73	52
Consumer, Cards and Payments	13	8
Barclays International	86	60
Head Office	2	(4)
Barclays Non-Core	10	13
Africa Banking discontinued operation	-	-
Barclays Group	125	89

Profit/(loss) attributable to ordinary equity holders of the parent
Barclays UK	635	466
Corporate and Investment Bank	1,496	1,408
Consumer, Cards and Payments	605	1,021
Barclays International	2,101	2,429
Head Office	(495)	(117)
Barclays Non-Core	(409)	(1,405)
Africa Banking discontinued operation	(2,335)	240
Barclays Group	(503)	1,613

Average allocated tangible equity	£bn	£bn
Barclays UK	9.0	9.0
Corporate and Investment Bank	23.8	21.6
Consumer, Cards and Payments	4.2	3.6
Barclays International	28.0	25.2
Head Office1	9.0	6.3
Barclays Non-Core	3.2	8.2
Barclays Group	49.2	48.7

Return on average allocated tangible equity
Barclays UK	9.4%	6.9%
Corporate and Investment Bank	8.4%	8.7%
Consumer, Cards and Payments	19.3%	38.3%
Barclays International	10.0%	12.9%

Barclays Group	(1.4%)	4.4%

1	Includes Africa Banking.

Returns excluding charges for PPI, impairment of Barclays' holding in BAGL and loss on the sale of BAGL
		Nine months ended
Profit attributable to ordinary equity holders of the parent excluding charges for PPI, impairment of Barclays'	30.09.17
holding in BAGL and loss on the sale of BAGL1	£m
Barclays Group profit attributable to ordinary equity holders		(503)
Impact of charges for PPI2		692
Impact of impairment of Barclays' holding in BAGL		1,008
Impact of loss on the sale of BAGL		1,435
Barclays Group profit attributable to ordinary equity holders of the parent excluding charges for PPI, impairment of Barclays' holding in BAGL and loss on the sale of BAGL	2,632

Average allocated tangible equity		£bn
Barclays Group		49.2

Return on average allocated tangible equity excluding charges for PPI, impairment of Barclays' holding in BAGL and loss on the sale of BAGL
Barclays Group		7.1%

Earnings per share excluding charges for PPI, impairment of Barclays' holding in BAGL and loss on the sale of BAGL
		Nine months ended
Profit attributable to ordinary equity holders of the parent excluding charges for PPI, impairment of Barclays'		30.09.17
holding in BAGL and loss on the sale of BAGL1		£m
Barclays Group profit attributable to ordinary equity holders		(503)
Impact of charges for PPI2		692
Impact of impairment of Barclays' holding in BAGL		1,008
Impact of loss on the sale of BAGL		1,435
Barclays Group profit attributable to ordinary equity holders of the parent excluding charges for PPI, impairment of Barclays' holding in BAGL and loss on the sale of BAGL	2,632

		m
Basic weighted average number of shares		16,994

Basic earnings per ordinary share excluding charges for PPI, impairment of Barclays' holding in BAGL and loss on the sale of BAGL	p
Barclays Group		15.5

1
The profit after tax attributable to other equity holders of £458m (Q316 YTD: £318m) is offset by a tax credit recorded in reserves of £125m (Q316 YTD: £89m). The net amount of £333m (Q316 YTD: £229m), along with non-controlling interests (NCI) is deducted from profit after tax in order to calculate earnings per share and return on average tangible shareholders' equity.

2	Represents the post-tax impact.

Tangible net asset value	As at	As at	As at
	30.09.17	30.06.17	31.12.16
	£m	£m	£m
Total equity excluding non-controlling interests	64,649	63,866	64,873
Other equity instruments	(8,940)	(7,694)	(6,449)
Goodwill and intangibles1	(7,759)	(7,724)	(9,245)
Tangible shareholders' equity attributable to ordinary shareholders of the parent	47,950	48,448	49,179

	m	m	m
Shares in issue	17,043	17,034	16,963

	p	p	p
Tangible net asset value per share	281	284	290

1	Comparative figures for 2016 include goodwill and intangibles in relation to Africa Banking.

Shareholder Information

Results timetable1	Date
2017 Full Year Results and Audited Annual Report	22 February 2018

				% Change3
Exchange rates2	30.09.17	30.06.17	30.09.16	30.06.17	30.09.16
Period end - US$/£	1.34	1.30	1.30	3%	3%
YTD average - US$/£	1.28	1.26	1.39	2%	(8%)
3 month average - US$/£	1.31	1.28	1.31	2%	-
Period end - €/£	1.14	1.14	1.16	-	(2%)
YTD average - €/£	1.15	1.16	1.25	(1%)	(8%)
3 Month average - €/£	1.11	1.16	1.18	(4%)	(6%)

Share price data	30.09.17	30.06.17	30.09.16
Barclays PLC (p)	193.35	202.75	167.80
Barclays PLC number of shares (m)	17,043	17,034	16,943

For further information please contact

Investor relations	Media relations
Kathryn McLeland +44 (0) 20 7116 4943	Thomas Hoskin +44 (0) 20 7116 4755

More information on Barclays can be found on our website: home.barclays

Registered office
1 Churchill Place, London, E14 5HP, United Kingdom. Tel: +44 (0) 20 7116 1000. Company number: 48839

Registrar
Equiniti, Aspect House, Spencer Road, Lancing, West Sussex, BN99 6DA, United Kingdom.
Tel: 0371 384 20554 from the UK or +44 (0) 121 415 7004 from overseas.

1	Note that this announcement date is provisional and subject to change.
2	The average rates shown above are derived from daily spot rates during the year.
3	The change is the impact to GBP reported information.
4	Lines open 8.30am to 5.30pm UK time, Monday to Friday, excluding UK public holidays in England and Wales

..

Notes

The term Barclays or Group refers to Barclays PLC together with its subsidiaries. Unless otherwise stated, the income statement analysis compares the nine months ended 30 September 2017 to the corresponding nine months of 2016 and balance sheet analysis as at 30 September 2017 with comparatives relating to 30 June 2017 and 31 December 2016. The abbreviations '£m' and '£bn' represent millions and thousands of millions of Pounds Sterling respectively; the abbreviations '$m' and '$bn' represent millions and thousands of millions of US Dollars respectively; the abbreviations '€m' and '€bn' represent millions and thousands of millions of Euros respectively.

There are a number of key judgement areas, for example impairment calculations, which are based on models and which are subject to ongoing adjustment and modifications. Reported numbers reflect best estimates and judgements at the given point in time.

Relevant terms that are used in this document but are not defined under applicable regulatory guidance or International Financial Reporting Standards (IFRS) are explained in the results glossary that can be accessed at home.barclays/results.

The information in this announcement, which was approved by the Board of Directors on 25 October 2017, does not comprise statutory accounts within the meaning of Section 434 of the Companies Act 2006. Statutory accounts for the year ended 31 December 2016, which included certain information required for the Joint Annual Report on Form 20-F of Barclays PLC and Barclays Bank PLC to the US Securities and Exchange Commission (SEC) and which contained an unqualified audit report under Section 495 of the Companies Act 2006 (which did not make any statements under Section 498 of the Companies Act 2006) have been delivered to the Registrar of Companies in accordance with Section 441 of the Companies Act 2006.

These results will be furnished as a Form 6-K to the SEC as soon as practicable following their publication. Once furnished with the SEC, copies of the Form 6-K will also be available from the Barclays Investor Relations website home.barclays/results and from the SEC's website at www.sec.gov.

Barclays is a frequent issuer in the debt capital markets and regularly meets with investors via formal road-shows and other ad hoc meetings. Consistent with its usual practice, Barclays expects that from time to time over the coming quarter it will meet with investors globally to discuss these results and other matters relating to the Group.

Non-IFRS performance measures

Barclays' management believes that the non-IFRS performance measures included in this document provide valuable information to the readers of the financial statements as they enable the reader to identify a more consistent basis for comparing the business' performance between financial periods, and provide more detail concerning the elements of performance which the managers of these businesses are most directly able to influence or are relevant for an assessment of the Group. They also reflect an important aspect of the way in which operating targets are defined and performance is monitored by Barclays' management. However, any non-IFRS performance measures in this document are not a substitute for IFRS measures and readers should consider the IFRS measures as well. Refer to the appendix on pages 33-35 for further information and calculations of non-IFRS performance measures included throughout this document, and the most directly comparable IFRS measures.

Forward-looking statements

This document contains certain forward-looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, and Section 27A of the US Securities Act of 1933, as amended, with respect to the Group. Barclays cautions readers that no forward-looking statement is a guarantee of future performance and that actual results or other financial condition or performance measures could differ materially from those contained in the forward-looking statements. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements sometimes use words such as 'may', 'will', 'seek', 'continue', 'aim', 'anticipate', 'target', 'projected', 'expect', 'estimate', 'intend', 'plan', 'goal', 'believe', 'achieve' or other words of similar meaning. Examples of forward-looking statements include, among others, statements or guidance regarding or relating to the Group's future financial position, income growth, assets, impairment charges, provisions, notable items, business strategy, structural reform, capital, leverage and other regulatory ratios, payment of dividends (including dividend pay-out ratios and expected payment strategies), projected levels of growth in the banking and financial markets, projected costs or savings, any commitments and targets and the impact of any regulatory deconsolidation resulting from the sell down of the Group's interest in Barclays Africa Group Limited, estimates of capital expenditures and plans and objectives for future operations, projected employee numbers and other statements that are not historical fact. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances. These may be affected by changes in legislation, the development of standards and interpretations under International Financial Reporting Standards, evolving practices with regard to the interpretation and application of accounting and regulatory standards, the outcome of current and future legal proceedings and regulatory investigations, future levels of conduct provisions, future levels of notable items, the policies and actions of governmental and regulatory authorities, geopolitical risks and the impact of competition. In addition, factors including (but not limited to) the following may have an effect: capital, leverage and other regulatory rules (including with regard to the future structure of the Group) applicable to past, current and future periods; UK, US, Africa, Eurozone and global macroeconomic and business conditions; the effects of continued volatility in credit markets; market related risks such as changes in interest rates and foreign exchange rates; effects of changes in valuation of credit market exposures; changes in valuation of issued securities; volatility in capital markets; changes in credit ratings of any entities within the Group or any securities issued by such entities; the potential for one or more countries exiting the Eurozone; the implications of the exercise by the United Kingdom of Article 50 of the Treaty of Lisbon and the disruption that may result in the UK and globally from the withdrawal of the United Kingdom from the European Union and the success of future acquisitions, disposals and other strategic transactions. A number of these influences and factors are beyond the Group's control. As a result, the Group's actual future results, dividend payments, and capital and leverage ratios may differ materially from the plans, goals, expectations and guidance set forth in the Group's forward-looking statements. Additional risks and factors which may impact the Group's future financial condition and performance are identified in our filings with the SEC (including, without limitation, our annual report on form 20-F for the fiscal year ended 31 December 2016), which are available on the SEC's website at www.sec.gov.

Subject to our obligations under the applicable laws and regulations of the United Kingdom and the United States in relation to disclosure and ongoing information, we undertake no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise.